December 10, 2020

Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Sugarfina Corporation
Offering Statement on Form 1-A
Response dated November 30, 2020
File No. 024-11352

Dear Ms. Ransom:

We acknowledge receipt of the comment in your letter dated December 9, 2020, regarding our response dated November 30, 2020. We have set out below your comment together with our new response.

Response dated November 30, 2020

Summary, page 7

1.	We read your response to comment 1. Please revise your disclosures throughout the filing to treat the exchange of 1,000 units for 12,500,000 shares in conjunction with your conversion from a LLC to a C corporation similar to a 12,500 for 1 stock split and retrospectively present all unit amounts and per unit amounts disclosed for the successor.

The Company advises the Staff that it has made the requested revisions on pages F-4, F-5, F-10, F-20, F-35, F-36, F-38 and F-45 and filed Amendment No. 2 to the Offering Statement on Form 1-A.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Sugarfina Corporation. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Scott LaPorta
Chief Executive Officer
Sugarfina Corporation